Equicap, Inc.
10510 Hillsboro Road
Santa Ana, CA 92705

April 5, 2007

Securities and Exchange Commission
Washington, DC 20549

Re:	Form 8-K - Item 4.01 - Change of Accountant
SEC File No: 000-31091

Ladies and Gentlemen:

In connection with the Form 8-K, in which Equicap, Inc. (“Company”) has reported a change of accountants under Item 4.01, the Company acknowledges that:

(1) the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

EQUICAP, INC.

By: /s/ David Ming He
David Ming He, Chief Financial Officer